EXHIBIT (a)(1)(K)
TRANSCRIPT OF PRESENTATION REGARDING AMENDMENT TO STOCK OPTION EXCHANGE PROGRAM

Hello everyone and welcome to our communication session concerning the Multilink Stock Option Exchange Program (the “Program”)

We’re pleased that the Program has been revised in several important respects, and we want to communicate the details of these revisions so that you will be able to make an informed and personal decision as to whether or not this program makes sense for you.

We will be conducting these information sessions with our employees within the United States and Europe. There are a number of people that have been working on this program, anyone of whom you can feel free to ask questions of. These people are Frank Probst, our Director of SEC Reporting and the Assistant Controller, Richard Sawchak, our Director of Investor Relations, Heidi Wilson, our Benefits Analyst and John Soenksen, our Controller and Treasurer.

The email sent to each of you by Richard Nottenburg on July 19 referenced our stock administration intranet site where you will find the Offer to Exchange document as well as various exhibits that you would use to participate in the Program. These can be viewed online or printed on hard copy. If you are considering participating in this Program and you have not yet reviewed these materials, we strongly recommend that you do so over the next several days. If anyone is experiencing any difficulties in accessing the documents please let your local information technology contact know immediately and they should be able to help you. You can also call one of the 4 people I mentioned earlier if you continue to experience problems. Hard copies of all of the materials to which I will be referring have been interoffice mailed to each of you.

Let’s get started then. Just to recap on what we are here for today. I will be communicating the purpose and some of the key terms of the revised Program, including why we are offering it, who’s eligible to participate, how the program works, how you can participate in the Program and what happens if your employment status changes. At the end of the presentation, I will open the session for questions.

Before we discuss the general terms, I’d like to talk to you about the changes to the Program noted in the email announcement distributed on July 19 by Richard Nottenburg.

Most importantly, option holders will now be able to exchange options with an exercise price of $1.35 or more, rather than just those options with an exercise price of $3.90 or more. Second, we are extending the expiration date of the Program from July 23, 2002 to August 30, 2002. Third, although the replacement options will still be granted at least six months and one day after the expiration date of the offer, based on the new schedule we expect that the new grant date will be March 3, 2003 rather than January 24, 2003. Also, all employees who are on a leave of absence on the date that the replacement options are granted (not just those employees who are on a leave of absence that is “protected by statute”), will have the right to receive their replacement options on the new grant date, rather than on the date that they return to regular employment with the Company. Finally, we changed the provisions of the offer relating to what happens if we are acquired by another company after your tendered options are accepted for exchange and canceled, but before replacement options are granted. Such consequences are outlined in question 37 on page 8 of the Amended and Restated Offer to Exchange.

These are the principal changes, but there are also several other important changes to the Program, and we encourage you to carefully review the entire revised Offer to Exchange that is being provided to you so that you have a more complete understanding of the revised terms.

So let’s start with the purpose of this Program. The purpose is to provide employees with the benefit of holding options that may, over time, have a greater potential to increase in value, and to incentivize employees to remain employed by the company. The reason the company has decided to do this now is because we feel that now more than ever the opportunity for realizing value with your existing options is limited given our current stock price compared to the exercise price of many of our outstanding options.

Who’s eligible to participate in this program? All employees in the United States and Europe who are holding stock options with strike prices of $1.35 or higher. When I refer to stock options I am including both nonqualified stock options as well as incentive stock options that are usually referred to as ISO’s. The program is open to all Multilink employees and executive officers in the United States and Europe, as well as those persons serving on our Board of Directors.

Throughout this session we will be referring to a number of important dates. The first key date is June 24, 2002, the date that Richard Nottenburg sent the first email to Multilink option holders in the United States and Europe informing them about this option exchange program. On this date the company also filed the Offer to Exchange documents with the Securities and Exchange Commission, or SEC. This date represents the Commencement Date of this offer to exchange options. The Offer will remain open until August 30, 2002 which represents the “Cancellation Date—The “Waiting Period” begins on the “Cancellation Date” and lasts at least 6 months and 1 day. Following the Waiting Period, the Company will grant replacement options to employees that have participated in the Program, which we now expect to be on March 3, 2003, also known as the “Grant Date”.

How does the program work?

First off this program is 100% voluntary; there is no obligation to participate. In essence, the program gives you the ability to cancel options that are priced at $1.35 or higher, and replace them with new options that will be granted 6 months and 1 day later on March 3, 2003 at the then current fair market value. The new Grant Date of March 3, 2003 could change if we extend the offer, but currently we do not expect this to happen. The exchange is a one for one exchange, so for every option that you elect to cancel you will be granted one new option. Your new options will carry the exact same vesting schedule as your canceled options. In addition, you will be given vesting credit for the six-month Waiting Period, between the time the options are cancelled and the date the replacement options are granted. Essentially that means that on March 3, 2003 whatever options would have been vested under your old option agreement will be vested under you new replacement option agreement. You would not lose any vesting credit during the period from when your old options are cancelled to when your new options are issued. Options that have been previously exercised or ESPP shares that have been issued, or any open market purchases that you have made, are not eligible for exchange in this Program. Only outstanding unexercised options are eligible. In general the term of the old option as well as its other characteristics, other than the exercise price, will become part of your new replacement option agreement on March 3 2003. There are some differences in the option “change in control” provisions which I will cover later in the presentation.

As we have mentioned before, this Program is completely voluntary. If you elect to participate you will be able to selectively exchange individual option grants that carry a strike price of $1.35 or greater. The only exception to this is that certain accounting rules require that all options granted in the six month period prior to the Commencement Date need to be cancelled. This means that if you choose to participate in this program, all option grants that you received on or after December 24, 2001 will be automatically cancelled and included in this option exchange program, regardless of their exercise price. However, for option grants you received prior to December 24, 2001, that have a strike price of $1.35 or above, you will be able to selectively choose which ones to include in this program. For example, assume you had 4 option grants, one grant on July 10, 2001 for 10,000 shares at $12, one grant on December 18, 2001 for 5,000 shares at $7, one grant on January 18, 2002 for 5,000 shares at $6 and one grant on May 12, 2002 for 5,000 shares at $1.25. Given this scenario, if you choose to participate in the stock exchange program your option grants in January and May of this year would automatically be cancelled and included in the program. The option grants that took place prior to December 24, 2001, those on July 10 and December 18, are included only if you so choose. In other words, you can select one or both or neither to be included in the program. The choice is yours.

How do you participate in the program?

I would like to remind each of you that the email sent out by Richard Nottenburg announcing the revisions to the Program contained all of the relevant references to the intranet website and important contact information needed to participate in this Program. This information can also be found on page (ii) in the amended and restated Offer Document and again in the Question and Answer section starting with Question 34 on page 7.

Now on how to participate.

The amended and restated Offer to Exchange Document is available for download on the intranet website (http://intra/stockadministration) and is also included in the package of information that has been interoffice mailed to each of you. This document contains all of the relevant information on the program including a detailed question and answer section. If you are eligible to participate and are considering doing so, you should read this document. The forms needed to participate in the Program are also available for download and contained in the package you will receive in office mail.

I now want to spend a couple of minutes walking you through the participation process.

If you want to participate you will need to complete an Election Form and return it to Stock Administration in NJ no later than 12:00 Midnight, Eastern Time on August 30, 2002. You can either fax the document, mail it, send it through interoffice mail or hand deliver it to Stock Administration depending on your location. You cannot, however e-mail it. Three business days after you have successfully delivered the Election Form to Stock Administration you will receive an email confirming that your Election Form has been received and processed. If you don’t receive such a confirmation please follow up with Stock Administration. If you complete and submit an Election Form to Stock Administration and later change your mind, you can withdraw the Election Form by completing and submitting a Notice of Withdrawal form and sending it to Stock administration no later than 12:00 Midnight, Eastern Time on August 30, 2002. It’s important to note that you can’t use the Notice of Withdrawal form to make changes to your Election Form. For example, if you submitted an Election Form and now want to make a change, you may either submit a Notice of Withdrawal form to cancel your Election Form and then submit a new Election Form, or submit a new Election Form and indicate in the space provided that it is replacing a previously submitted Election Form. If you are eligible to participate but choose not to do so you do not need to do anything. You will not be included in this program unless you submit an Election Form electing to do so. Eligible employees who have previously completed and delivered an Election Form and do not wish to amend it are not required to complete and deliver a new election form. Please remember that Stock Administration cannot accept any Election forms or notices of withdrawal after 12:00 Midnight, Eastern Time on August 30, 2002. Acceptance by Stock Administration means the document is physically in the possession of Stock Administration by 12:00 Midnight, Eastern Time on August 30, 2002. There will not be any exceptions to this, therefore we strongly encourage you to make your elections at least 5 business days before August 30, in order to avoid any complications. The offer to exchange your options will expire at Midnight, Eastern Time on August 30, 2002 and it is from this day forward that we count 6 months plus 1 day to get to the new option grant date of March 3, 2003.

I also wanted to point out to you that the Election Form requires you to fill in certain information regarding your option grants such as the option number, the option grant date and the number of outstanding options related to these grants. This information is available on your personalized AST option account located at www.aststockplan.com. If you do not have your password or PIN number, please contact AST at 212-615-8709 or you may contact Stock Administration at 732-537-3771 for a personnel option status report. For those of you planning to participate, when you are filling out your Election Form, even if you don’t list option grants on or after December 24, 2001 these will nonetheless be automatically cancelled if you participate.

Some of you may be wondering, what happens if I decide to participate in the option exchange program and then my employment status changes?

You must remain continuously employed by the Company in order to get the replacement option grant on March 3, 2003. You will not receive a replacement option grant and your cancelled options will not be reinstated if you do not remain an employee of the Company through the replacement option grant date of March 3, 2003.

This basically means that if you are not an employee of Multilink for any reason whatsoever on March 3, 2003 you won’t be able to get the replacement grant. Please also note that if you are employed in the United States, employment with Multilink is at will.

Leaves of absence.    For employees that are on a leave of absence, you will receive your replacement options on March 3 2003.

We also wanted to point out that beginning on page B-1, there are a number of addenda summarizing the tax implications for those residing outside of the United States. Again we strongly encourage you to read the entire document and to consult your tax advisor as to the tax consequences of participating in this offer.

At this point I would like to go over some other important things to consider about participating in this program.

If we merge into or are acquired by another company prior to the expiration of the offer, you may withdraw your tendered options and have all the rights afforded you to acquire our common stock under the existing agreements evidencing those options.

If we are merged into another entity after your tendered options are accepted for exchange and canceled, but before the new options are granted, the surviving corporation would automatically assume our obligations with respect to the offer. The new options would be options to purchase shares of the surviving corporation. The number of shares would be equal to the number of our shares that you would have received upon exercise of your option, multiplied by the exchange ratio that was used in the transaction. The exercise price would be based on the market price of the surviving corporation’s stock on the date of the grant.

If we are acquired by and become a subsidiary of the acquiring corporation after your tendered options are accepted for exchange and canceled but before the new options are granted, our obligations with respect to the offer would not be automatically assumed by the acquiring corporation. While we would seek to make provision for tendering option holders in the acquisition agreement, we cannot guarantee what, if any, provision would be made. As a result, we cannot guarantee that any new options would be granted in the event of such an acquisition.

If we merge into or are acquired by another company after the grant of the new options, those options may be assumed by the merged company or the acquiring company, in which event they would continue to vest in accordance with the vesting schedule in effect for them prior to the acquisition. If the new options are not assumed or replaced with a cash incentive program preserving the spread on those options at the time of the merger or acquisition, those options would vest on an accelerated basis and become exercisable for all of the option shares immediately prior to the acquisition. If the options are not exercised prior to the acquisition, they would terminate.

Another point to note is that all of the replacement options will be issued from our 2000 Stock Incentive Plan. There are differences between the old plans, the 1998 and 1999 plans, under which many of your existing options have been granted, and the 2000 Plan. Generally speaking, the 2000 plan is more comprehensive than the old plans and employees will not be foregoing benefits by having replacement options issued under the 2000 plan. However, there are differences in the change of control provisions between the 1998 and 1999 plans and the 2000 plan which you should understand. The best place to review these differences is in the offer document. If you go to page 5, Question 23 there is a good summary of the differences. On pages 20 to 22 there is a good description of the terms of the 2000 Stock Incentive Plan. For even more details on this, you can review the actual plan documents on the AST website at www.aststockplan.com.

For those employees holding ISO’s (incentive stock options) that may be eligible to be included in the Program, once cancelled they will be reissued as nonqualified options. There will be no ISO’s issued as replacement options under the stock exchange program. The primary difference between the ISO and nonqualified options relates to personal tax treatment at exercise and we suggest you read the Offer to Exchange document which describes this difference. If you continue to have questions, please consult your personal tax advisor.

If you are a participant in this Program, you will not be able to receive any new option grants during the period between August 30, 2002 and the replacement option grant date of March 3, 2003. This goes back to the rule that requires you to look back 6 months from the commencement date and forward 6 months plus a day from the date that the offer expires and the options are cancelled. The company would incur adverse accounting implications if it were to issue shares to participants during this time period.

For US based employees, if you are participating in the Program and you are a non-exempt employee (which means that you are paid for overtime) you are required to wait an additional six months after the replacement options grant date before you are able to exercise your newly issued stock options. This is due to a federal law called the Workers Economic Opportunity Act. Basically this means that when your new options are issued on March 3, 2003, you will not be able to exercise any of the vested options until September 3, 2003. In order to make sure that you are not negatively impacted by this, if your employment with the company is terminated during the period from March 3 to September 3, 2003, the amount of time you have to exercise your options will begin after this six month period during which you can’t exercise. For example, let’s say that you are participating in the program and are issued new options on March 3, 2003. On March 10 your employment with Multilink terminates. Normally you would have 3 months from the date of your last day of employment to exercise your shares. In this case 3 months from March 10 is June 10. In this scenario, for those options granted to you on March 3rd, 2003 you will have 3 months from September 3, 2003 or December 3, 2003 to exercise the shares granted to you in March. If you have any further questions about this or the Workers Economic Opportunity Act please contact your Human Resource representative.

Those are the highlights of the program. I hope that this was informative and clear. Are there any questions?

If there are no more questions I would like to hand out the information packages. Thanks for your attention and good luck in making your decision.